

October 26, 2010

Mr. Jerald L. Shaw
Chief Executive Officer
Anchor Bancorp
601 Woodland Square, Loop SE
Lacey, Washington 98530

> **Re: Anchor Bancorp**
> **Amendment Number 3 to Registration Statement on Form S-1**
> **Filed October 7, 2010**
> **File No. 333-154734**

Dear Mr. Shaw:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update financial and other data throughout the document as of the most recent date possible. Please tell us when you will have audited results from the third quarter ended September 30, 2010.

Summary, page i

2.   Please revise your statement in the first sentence that the company is conducting the offering "in part" to "maintain" compliance with its capital requirements to disclose the following:

> a. currently you do not meet the minimum capital requirements required by the FDIC and the State of Washington Department of Financial Institutions in the Cease and Desist Order issued against you in August 2009; and
> b. your primary reason for conducting this offering is to raise capital to meet the minimum capital requirements.

The Companies, page i

3.   We note your response to comment 3 of our letter to you dated September 29, 2010; however, at least some of this quantitative data appears to be publicly available. To the extent possible, please revise this section to include quantitative data to support your disclosure.

4.   Please revise your disclosure in the fourth full paragraph on page ii of net income for years ended 2006 and 2007 to disclose your net income for 2010, 2009 and 2008, with and without income tax benefits.

Background to the Offering, page ii

5.   We note your response to comment 2 of our letter to you dated September 29, 2010. Please revise the section entitled "Background to the Offering" on page ii as follows:
> a. revise the caption to "Cease And Desist Order;"
> b. revise your claim, in the first sentence, that the cease and desist order was "primarily because of your increased level of non-performing assets;"
> c. quantify the extent to which you have complied with the order including the amount and by which you have:
>   - reduced delinquent loans;
>   - reduced the amount of commercial real estate loans:
>   - reduced the amount of acquisition, development and construction loans;
> d. disclose that you are required to maintain a liquidity ratio of at least fifteen percent and disclose the amount of the ratio as of the current date;
> e. reconcile your statement in the second sentence of the first full paragraph on page iv regarding your capital ratios with the table in note 12 to your financial statements, on page F-32 which appears to show you in compliance with all requirements;
> f. identify each of the "certain business limitations' to which you refer in the second to last sentence of the section on page iv;
> g. identify the "severe" regulatory actions to which you refer in the second to last sentence of the section on page iv.

6.   We note your response to comment 4 of our letter to you dated September 29, 2010. Please revise the section entitled "Operating Strategy" on page iv, as follows:
   a. revise your claim in the first paragraph that you have taken tactical action reducing your real estate owned since the amount of your real estate owned increased dramatically from $2.99 million in 2009 to $12.47 million in 2010;
   b. revise your claim in the first paragraph that you have taken tactical action increasing your retail deposits since the amount of your retail deposits decreased dramatically from $471 million in 2009 to $355 million in 2010 of which only $63 million of the decline were brokered deposits; and
   c. explain in the section titled "Attracting Core Deposits," on page v, how the drop in your deposits from over $471 million as of June 30, 2009 to over $355 million as of June 30, 2010 "was consistent with [your] strategy" given the fact that only $63 million of the decline was attributable to brokered deposits.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

7.   We note your response to comment 12 of our letter to you dated September 29, 2010. Please provide more quantitative detail in the section entitled "Compliance With the Order." In addition, please discuss in significant detail the "ongoing challenges in the economy" to which you refer in the last paragraph of this section, including the particular challenges to you in your particular market areas given your current loan portfolio and deposits.

Asset Quality, page 78

Restructured Loans, page 81

8. We note your response to prior comment 14 from our letter dated September 29, 2010, including your statement that "loans with a principal balance of less than $50,000, and loans with temporary modifications of six months or less are deemed to be immaterial and not included within the tracking and reporting of troubled debt restructurings." Please revise to include this disclosure in your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brittany A. Ebbertt at (202)551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202)551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn Sears McHale
Staff Attorney

cc: John F. Breyer, Jr. Esquire
        Breyer & Associates PC
        8189 Greensboro Drive, Suite 785
        McLean, Virginia 22102